Item 77C:

The Board of Trustees of Forum Funds (the "Trust") called a special meeting (the "Special Meeting") of the shareholders of the Adalta International Fund (formerly known as the Beck, Mack & Oliver International Fund), a series of the Trust, to approve a new Investment Advisory Agreement for the Fund (the "New Agreement") between Adalta Capital Management, LLC ("Adalta") and the Trust, on behalf of the Fund. The Special Meeting was convened on September 2, 2016, however, a quorum was not obtained for taking action on the proposal and the Special Meeting was adjourned to permit further solicitation of proxies in accordance with the Trust's Trust Instrument and applicable law.

The Special Meeting reconvened on September 23, 2016. As reported at the Special Meeting, 1,460,136 shares of the outstanding 2,908,146 shares were voted, accounting for 50.21% of the Fund's issued and outstanding shares as of the record date of June 10, 2016 ("Record Date"). Of that amount, 1,459,007 (99.92%) of the Fund's total outstanding shares were voted in favor of the proposal to approve the New Agreement. In addition, 275 shares (0.02%) of the Fund's total outstanding shares voted against the proposal and 854 shares (0.06%) of the Fund's total outstanding shares voted to abstain. As a result, the proposal was approved by a majority of the Fund's total outstanding shares and the New Agreement was approved.